SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                           ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release: Focusing on the smart fortwo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program , including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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DAIMLER CHRYSLER

Contacts		Press Information

Thomas Fröhlich	+49 (0)711 1793311

Marc Binder	+49 (0)711 1777544	Date 25/03/2006

Focusing on the smart fortwo

•         New smart fortwo to be launched in 2007

•         Cancellation of production of smart forfour intended, subject to negotiations with Mitsubishi Motors Corporation (MMC) and other partners

•         Sustainable profitability confirmed

Stuttgart – DaimlerChrysler AG is planning to focus on the smart fortwo to ensure the long-term sustainability of its smart brand. Thus, the profitability of smart will be confirmed, with positive results expected from 2007 onward.

The planned measures for a further enhancement of the business modell of smart include the following items:

•                  The clear focus on the smart fortwo;

•                  the intention to cancel production of the smart forfour;

•                  the manifestation of smart and especially the smart fortwo as a long-term and important part of DaimlerChrysler’s product portfolio;

•                  as well as the complete integration of smart into the Mercedes organization.

Overall, these measures are likely to result in a headcount reduction of 300 employees at smart in Böblingen.

The smart forfour is produced by MMC through its wholly-owned subsidiary Netherlands Car B.V. (Nedcar) in Born, Netherlands. The cancellation of the forfour production is still subject to negotiations to be carried out with MMC and all other partners.

The measures described above are still subject to approval by both the Board of Management and the Supervisory Board of DaimlerChrysler AG. The cost for DaimlerChrysler related to these measures are estimated to be in the magnitude of approximately €1 billion.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of the New Management Model for DaimlerChrysler and the CORE program , including the new business model for smart, at the Mercedes Car Group; renewed pressure to continue cost reduction efforts in light of restructuring plans announced by General Motors Corporation and Ford Motor Company; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements.

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We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Harald Kofink
	Name:	Harald Kofink
	Title:	Director

Date: March 27, 2006